July 12, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (703) 674-4101

Mr. Charles A. Crew
Executive Vice President and Chief Financial Officer
IPIX Corporation
12120 Sunset Hills Road, Suite 410
Reston, Virginia 20190

Re:	IPIX Corporation
Form 10-K for the year ended December 31, 2004
      Filed March 31, 2005
      File No. 000-26363

Dear Mr. Crew:

      We have reviewed your response letter dated June 27, 2005 and have the following additional comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please confirm to us that you will revise your disclosure in future filings in response to comments 1 and 7 in our letter dated May 23, 2005.

2. We note from your response to comment 8 and disclosure on page
15,
that you integrated your infomedia and security business units in the
4th quarter of 2004. However, your disclosures in MD&A present these as distinct units with different products, markets and business models. As such, please tell us how you considered paragraph 10 and
17 of SFAS 131 for purposes of defining your operating and reportable segments. In your response, please also discuss what measure of profit and loss is reviewed by the chief operating decision maker for both of these units.

3. Based on your response to comment 10, it appears that these indemnifications are in the scope of paragraph 3(c) of FIN 45. Please advise us how you concluded that the fair value of both your noncontingent obligation to stand ready to perform and contingent obligation under SFAS 5 is immaterial. We wish to remind that under paragraph 9 of FIN 45 the probability that payments will be required under the guarantee does not prohibit you from initially recognizing a liability. In your response, please explain to us how you applied paragraphs 9 and 10 of FIN 45 in determining the fair value of the liability.



*  *  *  *

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
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Mr. Charles A. Crew
IPIX Corporation
July 12, 2005
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